UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Explanatory Note

On September 1, 2026, Universe Pharmaceuticals INC (the “Company”) filed a report on Form 6-K (the “Original 6-K”), announcing the annual general meeting of shareholders of the Company (the “Meeting”) and attaching thereto a notice and proxy statement for the Meeting and a form of proxy card.

This Amendment No. 1 on Form 6-K/A is being filed to include Annex A to the notice and proxy statement, which was inadvertently omitted from Exhibit 99.1 to the Original 6-K. Attached hereto as Exhibit 99.1 is the notice and proxy statement that will be sent to shareholders of the Company. No other changes have been made to the notice and proxy statement for the Meeting.

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Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of 2026 Annual General Meeting of Shareholders, dated September 1, 2026, to be mailed to the shareholders of the Company in connection with the 2026 Annual General Meeting of Shareholders of the Company

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC.

Date: September 3, 2026	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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